Carret and Company, Inc.
40 East 52nd Street
New York, New York  10022
13-1995724
Place of Org. - Delaware
12/31/97 Schedule 13G Filing


FirstFederal Financial Services Corp
Common Stock
Cusip 337912109

5.   Sole Voting Power:     82,292
(disclaims beneficial ownership as to 0 sha res)

6.   Shared Voting Pwr:       -0-
(disclaims beneficial ownership as to all shares)

7.   Sole Dispositive Pwr   82,292
(disclaims beneficial ownership as to 0 sha res)

8.   Shrs Dispositive Pwr  422,823
(disclaims beneficial ownership as to all shares)

9.  Aggregate Amount Beneficially Owned by Each
     Reporting Person       505,115
     (disclaims beneficial ownership as to all shares)

Percent of Class Represented by Amount in  # 9 is  7.51%

Type of Reporting Person         IA




FirstFederal Financial Services Corp 6.5% pfd B
Preferred Stock
Cusip 337912307


5.  Sole Voting Power:           -0-
(disclaims beneficial ownership as to 0 sha res)

6.  Shared Voting Power:	    -0-
(disclaims beneficial ownership as to all shares)

7.  Sole Dispositive Power	     -0-
(disclaims beneficial ownership as to 0 sha res)

8.  Shares Dispositive Power   33,900
(disclaims beneficial ownership as to all shares)

9.  Aggregate Amount Beneficially Owned by Each
     Reporting Person         33,900
     (disclaims beneficial ownership as to all shares)

Percent of Class Represented by Amount in #9 is  7.88%

Type of Reporting Person	  -   IA